

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2018

Thomas Meyer
Chief Executive Officer
Auris Medical Holding AG
Bahnhofstrasse 21
6300 Zug, Switzerland

> **Re: Auris Medical Holding AG**
> **Registration Statement on Form F-1**
> **Filed May 11, 2018**
> **File No. 333-224889**

Dear Mr. Meyer:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed May 11, 2018

General

1. In light of the size of the offering, please provide us with an analysis as to why you believe this offering is appropriately registered in reliance on rule 415(a)(1)(i). Among other factors in your response, please address the number of shares being registered compared to the number of currently outstanding shares of common stock held by non-affiliates. In this regard, we note your disclosure on page 3 presents the number of shares being registered as a percentage of the total number of shares outstanding, but assumes the shares being registered here are already issued and outstanding.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

            Division of Corporation Finance
            Office of Healthcare & Insurance

cc: Sophia Hudson